EXHIBIT 8.1

LIST OF SUBSIDIARIES

•	Fujian Xiniya Garments and Weaving Co., Ltd., incorporated in the People’s Republic of China

•	Xiamen Xiniya Enterprise Management Consulting Co., Ltd., incorporated in the People’s Republic of China

•	Xiniya (China) Company Limited, incorporated in the People’s Republic of China

•	Xiniya Holdings Limited, incorporated in Hong Kong S.A.R.